

Public

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68477

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Poydras Street, STE 2000
(No. and Street)

New Orleans (City) LA (State) 70130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cliff Worley 504-310-7149
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, APAC
(Name – *if individual, state last, first, middle name*)

5100 Village Walk, STE 300 (Address) Covington (City) LA (State) 70433 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cliff Worley _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
IBERIA Capital Partners L.L.C. _____ , as

of December 31 _____ , 20 16 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President, IBERIA Capital Partners L.L.C.
Title

JENNIFER O'NEAL, Notary Public
BAR ROLL #30263
STATE OF LOUISIANA
LIFETIME COMMISSION

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of
IBERIABANK Corporation)**

Financial Statements
and Supplementary Information
(Confidential per Rule 17a-5(e)(3))
For the Year Ended December 31, 2016



Public

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Financial Statements
and Supplementary Information
(Confidential per Rule 17a-5(e)(3))
For the Year Ended December 31, 2016



Public

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Contents

Report of Independent Registered Public Accounting Firm 1-2

Financial Statements

Statement of Financial Condition 4

Notes to Financial Statements 5-11

Supplementary Information

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission 12

Schedule II - Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 13

Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 13

Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts 13

Exemption Certification 14

Review Report of Independent Registered Public Accounting Firm 15



Public

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
IBERIA Capital Partners LLC

We have audited the accompanying statement of financial condition of IBERIA Capital Partners LLC (the Company) as of December 31, 2016, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IBERIA Capital Partners LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

1

LOUISIANA • TEXAS
An Independently Owned Member, RSM US Alliance
RSM US Alliance member firms are separate and independent businesses and legal entities that are responsible for their own acts and omissions, and each is separate and independent from RSM US LLP. RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Members of RSM US Alliance have access to RSM International resources through RSM US LLP but are not member firms of RSM International.



Public

The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of IBERIA Capital Partners LLC's financial statements. The Supplemental Information is the responsibility of IBERIA Capital Partners LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240. 17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 15, 2017


Financial Statements

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Statement of Financial Condition

December 31,		2016
Assets:		
Cash and cash equivalents	$	9,724,211
Deposit with clearing organization, restricted		100,000
Commissions receivable		251,523
Investment banking receivable		1,233,985
Property and equipment, net of accumulated depreciation of $529,046		242,145
Prepaid assets		57,517
Federal income tax receivable from parent		1,750,190
Total assets	$	13,359,571
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	174,189
Due to company under common control		88,544
Deferred income taxes payable		19,275
Total Liabilities	$	282,008
Member's Equity		13,077,563
Total liabilities and member's equity	$	13,359,571

See accompanying notes to financial statements



Public

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Notes to Financial Statements

1. Organization and Nature of Business

IBERIA Capital Partners LLC (the "Company"), a wholly owned subsidiary of IBERIABANK Corporation, is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company has a clearing agreement with National Financial Services, LLC (a wholly owned subsidiary of Fidelity Global Brokerage Group, Inc.) to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15(c)3-3(k)(2)(ii).

2. Summary of Significant Accounting Policies

Basis of Accounting - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates - The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking Receivable - The Company records a receivable related to fees earned from investment banking activities. The Company may reserve for uncollectible accounts based on an aging analysis and estimated collectability of those receivables. There was no reserve at December 31, 2016.

Commissions Receivable - The Company has a receivable related to commissions earned from the sales of investments. The Company may reserve for uncollectible accounts based on an aging analysis and estimated collectability of those receivables. No reserve was recorded at December 31, 2016.

Revenues - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company's commissions are collected by National Financial Services, LLC as the Company's clearing firm. The clearing firm remits the commissions, net of clearing charges, to the Company at least monthly.

Investment banking revenues include gains, losses, and fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues may also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees, sales concessions and underwriting fees are recorded when earned. Research services fees are recognized when earned.



Public

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Notes to Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Property and Equipment - Property and equipment is stated at cost less accumulated depreciation and consists of furniture and equipment of $242,145. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Depreciation and amortization expense for the year ended December 31, 2016 was $73,768. Accumulated depreciation and amortization at December 31, 2016 totaled $529,046.

Cash and Cash Equivalents - For purposes of the statements of financial condition and cash flows, cash investments with a maturity, at date of purchase, of three months or less are considered to be cash equivalents.

It is the Company's policy to place its cash and cash equivalents in high quality financial institutions. At times these deposits may exceed federally insured limits. The Company does not believe significant credit risk exists with respect to these institutions.

Impairment of Long-Lived Assets - The Company reviews the carrying value of property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Fair Value of Financial Instruments - Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three board levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company does not have any financial assets or liabilities measured at fair value as of December 31, 2016.



Public

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Notes to Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Income Taxes - The Company is included in the consolidated federal income tax return of IBERIABANK Corporation. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from IBERIABANK Corporation.

The Company follows the provisions of FASB ASC 740-10-25, *Accounting for Uncertainty in Income Taxes.* The Company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company's evaluation on December 31, 2016, revealed no uncertain tax positions that would have a material impact on the financial statements. Generally, the 2013 through 2015 tax years remain subject to examination by various tax authorities. The Company does not believe that any reasonable possible changes will occur within the next twelve months that will have a material impact on the financial statements.

The Company follows the guidance in ASC 740, *Income Taxes,* related to recognizing and measuring uncertain tax positions. The guidance requires the Company to use judgments and make estimates and assumptions on the potential liability related to an assessment of whether the income tax position will "more likely than not" be sustained in an income tax audit. At December 31, 2016, the Company has not recognized a liability for any uncertainty in income taxes.

Comprehensive Loss - Comprehensive loss is the change in member's equity of the Company during the year from transactions and all other events and circumstances from non-owner sources. The Company did not have components of other comprehensive loss during the year. As a result, comprehensive loss is the same as the reported net loss for the year ended December 31, 2016.

Recent accounting pronouncements - In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606): Revenue from Contracts with Customers. The amendments in ASU 2014-09 supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. The general principle of ASU 2014-09 requires an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration of which the entity expects to be entitled in exchange for those goods or services. The guidance sets forth a five step approach to be utilized for revenue recognition. ASU 2014-09, as deferred by ASU 2015-14, will be effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. The FASB has also issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net); ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing; ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, all of which were issued to improve and clarify the guidance in ASU 2014-09. Management is currently assessing the impact to the Company's financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The main difference between previous GAAP and Topic 842 is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. The amendments in this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Management does not expect that this ASU will have a significant impact on the Company's financial statements.



Public

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Notes to Financial Statements

2. Summary of Significant Accounting Policies (Continued)

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Task Force). Stakeholders indicated that there is diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows under Topic 230 and other Topics. This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. Management does not expect that this ASU will have a significant impact on the Company's financial statements.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15(c)3-1), which requires the maintenance of minimum net capital of the greater of $100,000 or 6-2/3 percent of aggregate indebtedness. At December 31, 2016, the Company had net capital of $9,755,014, which was $9,655,014 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness relative to net capital was 2.89%.

4. Income Taxes

The provision for income taxes consists of the following for the year ended December 31, 2016:

		2016
Current	$	(671,470)
Deferred		(41,217)
Total income tax benefit	$	(712,687)

The Company's effective income tax rate approximates the U.S. federal income tax rate at December 31, 2016.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2016, the deferred tax liability relates to temporary differences between the carrying amounts of prepaid assets and property and equipment and the amounts used for income tax purposes.



IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Notes to Financial Statements

4. Income Taxes (Continued)

The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if applicable, in non-interest income. During the year ended December 31, 2016, the Company did not recognize any interest or penalties in its financial statements, nor has it recorded a liability for interest or penalty payments.

5. Profit-Sharing Plan

The Company has a 401(k) profit-sharing plan for all full-time employees. The 401(k) plan provides for voluntary contributions to the plan. The Company matches 50% of employee contributions up to 6% of employees' eligible compensation. The Company's matching contribution for the year ended December 31, 2016, was $30,699. In addition to this matching contribution, the Company may make discretionary profit-sharing contributions to this plan. However, for the year ended December 31, 2016, no such discretionary contributions were made. Employees become fully vested in employer contributions after three years of service.

6. Financial Instruments

Financial Instruments with Off-Balance-Sheet Risk
In the normal course of business, the Company executes, as agent or riskless principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. Additionally, the Company is subject to credit risk if the clearing organization is unable to repay the balance in the Company's accounts.

Concentration of Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to continually monitor its market exposure and counterparty risk. The Company does not anticipate non-performance by counterparties.

7. Related Parties

During 2016, the Company paid IBERIABANK $8,151,571 associated with the Due to company under common control. This amount relates to direct overhead expenses, including lease expense, and for other administrative and management services provided. IBERIABANK Corporation has paid the Company $180,090 for phantom stock and deferred compensation. These amounts have been included in their respective categories on the statement of operations.



IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Notes to Financial Statements

7. Related Parties (Continued)

At December 31, 2016, the Company has federal income taxes receivable from IBERIABANK Corporation of $1,750,190. The Company is included in the consolidated income tax return filed by the parent, IBERIABANK Corporation. Income taxes are allocated to the Company on a separate return basis. The amount of current income tax expense or benefit is either remitted to or received from IBERIABANK Corporation.

The Company, through its parent company, is self-insured with respect to health claims. The parent company allocates to the Company it's share of the health claim expenses, which are included in employee compensation and benefits on the statement of operations. The amount allocated for the year ended December 31, 2016 was $240,960.

The Company, IBERIABANK Corporation, and IBERIABANK, an entity under common control through IBERIABANK Corporation, have an Expense Sharing Agreement for the purpose of delineating which expenses will be borne directly by the Company and which expenses will be borne by IBERIABANK Corporation and IBERIABANK. Amounts due from parent and amounts payable to company under common control relate to activity under this agreement.

8. Commitments and Contingencies

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with GAAP, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At December 31, 2016, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

9. Agreement with Clearing Organization

The Company utilizes National Financial Services LLC as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $100,000. At December 31, 2016, $100,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to compensate $8 on a "per transaction" basis with a minimum compensation of $27,500 per calendar quarter.



Public

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Notes to Financial Statements

10. Subsequent Events

FASB ASC Topic 855, Subsequent Events, establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 15, 2017, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.



Public

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Supplementary Information

Schedule I
Computation for Net Capital Under
Rule 15c3-1 of the Securities and
Exchange Commission

December 31,		2016
Computation of Net Capital		
Total member's equity	$	13,077,563
Deductions:		
Investment banking receivable		(1,233,985)
Property and equipment, net		(242,145)
Other assets		(1,846,419)
Total deductions		(3,322,549)
Net capital	$	9,755,014
Computation of Basic Net Capital Requirements		
Minimum dollar net capital requirement of reporting broker-dealer	$	100,000
Minimum net capital required (6-2/3% of aggregate indebtedness		18,801
Net capital requirement (greater of above two minimum requirement amounts)		100,000
Excess of net capital	$	9,655,014
Computation of Aggregate Indebtedness		
Accounts payable and accrued expenses	$	282,008
Total aggregate indebtedness	$	282,008
Ratio of aggregate indebtedness to net capital		2.89%

Statement Pursuant to Rule 17a-5(d)(4)
There were no material differences between the net capital reported in the Company's unaudited Form X-17A-5 as of December 31, 2016 (as amended) and the Company's audited financial statements as of December 31, 2016.



IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Supplementary Information

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of
the Securities and Exchange Commission

Iberia Capital Partners LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Iberia Capital Partners LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2016, Iberia Capital Partners LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3
of
the Securities and Exchange Commission

Iberia Capital Partners LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Iberia Capital Partners LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2016, Iberia Capital Partners LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements
and Funds in Segregation for Customers' Regulated Commodity Futures and
Options Accounts

Iberia Capital Partners LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Iberia Capital Partners LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or *owe* money or securities to customers.

During the year ended December 31, 2016, Iberia Capital Partners LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.



Public

IBERIA

CAPITAL PARTNERS

February 10, 2017

IBERIA Capital Partners L.L.C.
Exemption Report
For the Year Ended December 31,2016

In accordance with the requirements of SEC Rule 17a-5(d)(4), I, Clifton M. Worley certify and attest, to the best of my knowledge and belief that the following statements are true and correct with regard to IBERIA Capital Partners L.L.C.:

- IBERIA Capital Partners L.L.C. is a broker/dealer registered with the SEC and FINRA.

- IBERIA Capital Partners L.L.C. claimed an exemption under paragraph (k){2)(ii) of Rule 15c3-3 for the calendar year ended December 31,2016.

- IBERIA Capital Partners L.L.C. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- IBERIA Capital Partners L.L.C. has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period of January 1, 2016 through December 31, 2016 without exception.

- IBERIA Capital Partners L.L.C. has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period of January 1, 2016 through December 31, 2016.

Clifton M. Worley

601 Poydras Street, Suite 2000 New Orleans, Louisiana 70130



Public

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Board of Directors
IBERIA Capital Partners LLC

We have reviewed management's statements, included in the accompanying IBERIA Capital Partners LLC Exemption Report, in which (a) IBERIA Capital Partners LLC identified the following provisions of 17 C.F.R. § 240. 15c3-3(k) under which IBERIA Capital Partners LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the exemption provisions) and (b) IBERIA Capital Partners LLC stated that IBERIA Capital Partners LLC met the identified exemption provisions throughout the most recent fiscal year without exception. IBERIA Capital Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about IBERIA Capital Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240. 15c3-3.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 15, 2017

LOUISIANA • TEXAS
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